Exhibit 21.1

SUBSIDIARIES OF HAPPY CITY HOLDINGS LIMITED

Subsidiaries	Place of Incorporation	Incorporation Time	Percentage Ownership
A-One President Limited	Hong Kong SAR	January 24, 2020	100%
Topwell Gold Limited	Hong Kong SAR	October 18, 2019	100%
Million Great International Limited	Hong Kong SAR	June 18, 2022	100%
Happy City Ventures Pte. Ltd.	Singapore	August 29, 2024	100%
East Harmony Limited	Hong Kong SAR	June 26, 2024	100%
Asia Virtue Limited	Hong Kong SAR	April 22, 2024	100%